UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 5, 2024, SHL Telemedicine Ltd. (the “Company”) announced that in connection with its upcoming 2023 Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, February 8, 2024, each of Erez Nachtomy, David Salton, Erez Alroy and our Co-Chairman Ehud Barak, current members of the Company’s Board of Directors, have decided not to seek re-election at the Meeting. As set forth in the Notice and Proxy Statement filed by the Company in connection with the Meeting with the Securities and Exchange Commission on December 28, 2023, proposal 2 on the agenda of the Meeting is the approval of the re-election of our six current directors (not including the Company’s two external directors, Yehoshua (Shuky) Abramovich and Dvora Kimhi, whose terms of office are not expiring at the Meeting and who are not up for reelection at the Meeting), which includes each of the four directors mentioned above, as well as our Co-Chairman Yariv Alroy and Professor Amir Lerman. As also set forth in the Notice and Proxy Statement, proposals 3 and 4 on the agenda of the Meeting is the approval of the election of each of our new director-nominees Ido Nouberger and Nir Rotenberg, respectively, and our Board has recommended that shareholders approve the election of the new director-nominees. In light of the proposed election of the new director-nominees, and in an attempt to further the goal of continuously refreshing the Company’s Board of Directors, each of Erez Nachtomy, David Salton and Erez Alroy have decided not to seek re-election, and accordingly their nominations for re-election will be withdrawn at the Meeting. Mr. Nachtomy will remain as the Company’s Chief Executive Officer and will remain engaged with the Board of Directors and benefit from the different perspectives, experience and qualifications that the new director-nominees will bring to the Board if elected. Mr. Barak has decided not to seek re-election as a director in order to pursue different professional and personal interests and not due to any disagreement with the Company, and accordingly his nomination for re-election will also be withdrawn at the Meeting.

Except as set forth above, there are no changes to the agenda of the Meeting and the Meeting will proceed as schedule, and the Company will not be amending and re-circulating a revised Notice and Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd. By: /s/ Amir Hai Amir Hai Chief Financial Officer

February 5, 2024